Schedule 13D                                                        Page 1 of 15

SEC 1746          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(11-02)           INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                  UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                        UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION         ------------------------
                    WASHINGTON, D.C. 20549              OMB Number:   3235-0145
                                                        Expires:     12/31/2005
                                                        Estimated average burden
                        SCHEDULE 13D                    hours per response    11



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              Click Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Stock with par value of $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18681D-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Deven Parekh
                       Insight Venture Associates III, LLC
                                680 Fifth Avenue
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 15

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Venture Associates III, LLC
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]


            (b)   [ ]
--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) WC, BK
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization

            Insight Venture Associates III, LLC is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------


Number of Shares       7.    Sole Voting Power                  0
Beneficially           ---------------------------------------------------------
Owned by Each          8.    Shared Voting Power                1,524,169*
Reporting Person       ---------------------------------------------------------
With                   9.    Sole Dispositive Power             0
                       ---------------------------------------------------------
                       10.   Shared Dispositive Power           1,524,169*
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,524,169*
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 18.8%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)  OO
--------------------------------------------------------------------------------

* The Issuer's records reflect that certain affiliates of Insight Venture Associates III, LLC beneficially own an aggregate of 1,523,331 shares of the Issuer's Common Stock, a difference of 838 shares. The Reporting Persons are attempting to reconcile this difference with the Issuer.

Schedule 13D                                                        Page 3 of 15

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners III, L.P.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)  WC, BK
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization

            Insight Capital Partners III, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------


Number of Shares     7.    Sole Voting Power                    1,071,092
Beneficially         -----------------------------------------------------------
Owned by Each        8.    Shared Voting Power                  0
Reporting Person     -----------------------------------------------------------
With                 9.    Sole Dispositive Power               1,071,092
                     -----------------------------------------------------------
                     10.   Shared Dispositive Power             0
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,071,092
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 13.2%
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 15

CUSIP No. 18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners III Co-Investors, L.P.
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) WC, BK
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization

            Insight Capital Partners III Co-Investors, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------

Number of Shares        7.    Sole Voting Power                    187,748
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power                  0
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power               187,748
                        --------------------------------------------------------
                        10.   Shared Dispositive Power             0
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            187,748
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 2.3%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

Schedule 13D                                                       Page 5 of 15
CUSIP No.        18681D-10-9

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners (Cayman) III, L.P.

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]
--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)  WC, BK

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization

            Insight Capital Partners (Cayman) III, L.P. is organized under the laws of the Cayman Islands.
--------------------------------------------------------------------------------

Number of Shares    7.    Sole Voting Power                    265,329
Beneficially        ------------------------------------------------------------
Owned by Each       8.    Shared Voting Power                  0
Reporting Person    ------------------------------------------------------------
With                9.    Sole Dispositive Power               265,329
                    ------------------------------------------------------------
                    10.   Shared Dispositive Power             0
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            265,329
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)  3.3%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 15

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Jeffrey Horing

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)        PF, BK

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

Number of Shares      7.    Sole Voting Power                    9,523
Beneficially          ----------------------------------------------------------
Owned by Each         8.    Shared Voting Power                  1,524,169
Reporting Person      ----------------------------------------------------------
With                  9.    Sole Dispositive Power               9,523
                      ----------------------------------------------------------
                      10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,533,692

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)     19.0%
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 7 of 15

--------------------------------------------------------------------------------

CUSIP No.        18681D-10-9

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Scott Maxwell

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) PF, BK
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization USA

--------------------------------------------------------------------------------


Number of Shares   7.    Sole Voting Power                  0
Beneficially       -------------------------------------------------------------
Owned by Each      8.    Shared Voting Power                1,524,169
Reporting Person   -------------------------------------------------------------
With               9.    Sole Dispositive Power             0
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power           1,524,169
--------------------------------------------------------------------------------


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,524,169
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 18.8%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 8 of 15

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Jerry Murdock

--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) PF, BK

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization USA

--------------------------------------------------------------------------------


Number of Shares      7.    Sole Voting Power                  45,183
Beneficially          --------------------------------------------------------
Owned by Each         8.    Shared Voting Power                1,524,169
Reporting Person      --------------------------------------------------------
With                  9.    Sole Dispositive Power             45,183
                      --------------------------------------------------------
                      10.   Shared Dispositive Power           1,524,169
------------------------------------------------------------------------------


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,569,352

--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 19.4%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 9 of 15

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Deven Parekh

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) [X]

              (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions)  PF, BK

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------


Number of Shares        7.    Sole Voting Power                    0
Beneficially            --------------------------------------------------------
Owned by Each           8.    Shared Voting Power                  1,524,169
Reporting Person        --------------------------------------------------------
With                    9.    Sole Dispositive Power               0
                        --------------------------------------------------------
                        10.   Shared Dispositive Power             1,524,169
--------------------------------------------------------------------------------


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,524,169
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)      18.8%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 10 of 15



CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Peter Sobiloff

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)   [ ]
--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) PF, BK

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

Number of Shares         7.      Sole Voting Power                    9,523
Beneficially             ------------------------------------------------------
Owned by Each            8.      Shared Voting Power                  1,524,169
Reporting Person         ------------------------------------------------------
With                     9.      Sole Dispositive Power               9,523
                         ------------------------------------------------------
                         10.     Shared Dispositive Power             1,524,169
-------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,533,692

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)    19.0%

--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

Schedule 13D                                                       Page 11 of 15

Preliminary Note:       The information contained in this Schedule 13D has been
                        amended to reflect a letter from an affiliate of the Reporting Persons withdrawing its proposal regarding a potential merger transaction with the Issuer.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 has been amended and restated to read as follows:

      On April 9, 2003, Insight Venture Management, LLC ("Insight Management"), an affiliate of the Reporting Persons, delivered to the Issuer a non-binding term sheet (the "Term Sheet") regarding the proposed merger (the "Merger") of the Issuer and an affiliate of Insight Management (the "Purchaser"). Pursuant to the Merger, a wholly-owned subsidiary of the Purchaser would merge with and into the Issuer, such that Issuer would become a wholly-owned subsidiary of Purchaser, and the stockholders of Issuer would exchange their shares of Common Stock for cash at $3.55 per share of Common Stock. On May 2, 2003, Insight Management delivered to the Issuer a letter (the "Withdrawal Letter") withdrawing its Merger proposal. Any references to or descriptions of the Merger and the Withdrawal Letter are qualified in their entirety by reference to the Term Sheet and Withdrawal Letter, copies of which are filed as Exhibit 99.1 and
Exhibit 99.3 hereto, respectively, and each is incorporated by reference into this Item 3. It was contemplated that the funds to have been used by the Insight Entity Reporting Persons for the Merger would have been obtained from the Insight Entity Reporting Persons' contributed capital funds or from additional sources such as banks or third-party investors.

ITEM 4: PURPOSE OF TRANSACTION

      Item 4 has been amended and restated to read as follows:

      The purpose of the Merger was to enable one or more of the Insight Entity Reporting Persons or their affiliates to acquire all of the outstanding Common Stock of the Issuer, subject to the terms and conditions set forth in the Term Sheet. Any references to or descriptions of the Merger are qualified in their entirety by reference to the Term Sheet, which is incorporated by reference herein in its entirety.

      Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations. The Reporting Persons intend to review on a continuing basis various factors relating to each Reporting Person's investment in Issuer, including but not limited to Issuer's business and prospects, the price and availability of Issuer's securities, subsequent developments affecting Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons' general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Persons may at any time decide to purchase additional securities of Issuer and may determine to sell all or part of their investment in Issuer.

      Other than as indicated above, the Reporting Persons have no other present plans or proposals which relate to or would result in any of the following:
(i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Schedule 13D                                                       Page 12 of 15

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 has been amended and restated to read as follows:

      Exhibit 99.1: Letter and Term Sheet, dated as of April 9, 2003, by Insight Venture Management, LLC to Click Commerce, Inc. (incorporated by reference to Exhibit 99.1 of the Issuer's Statement on Schedule 13D (Amendment No.1) filed with the Securities and Exchange Commission on April 15, 2003)

      Exhibit 99.2: Confidentiality Agreement, dated as of March 14, 2003, by and between Click Commerce, Inc. and Insight Venture Management, LLC (incorporated by reference to Exhibit
                        99.2 of the Issuer's Statement on Schedule 13D (Amendment No.1) filed with the Securities and Exchange Commission on April 15, 2003)

      Exhibit 99.3: Withdrawal Letter, dated as of May 2, 2003, by Insight Venture Management, LLC to Click Commerce, Inc.

Schedule 13D                                                       Page 13 of 15

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE ASSOCIATES III, LLC

May 6, 2003
--------------------------------------------------------------------------------
Date

/s/ Deven Parekh
--------------------------------------------------------------------------------
Signature

Deven Parekh/Managing Member
--------------------------------------------------------------------------------
Name/Title



INSIGHT CAPITAL PARTNERS III, L.P.

May 6, 2003
--------------------------------------------------------------------------------
Date

/s/ Deven Parekh
--------------------------------------------------------------------------------
Signature

Deven Parekh/Managing Member
--------------------------------------------------------------------------------
Name/Title



INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

May 6, 2003
--------------------------------------------------------------------------------
Date

/s/ Deven Parekh
--------------------------------------------------------------------------------
Signature

Deven Parekh/Managing Member
--------------------------------------------------------------------------------
Name/Title

INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

May 6, 2003
--------------------------------------------------------------------------------
Date

/s/ Deven Parekh
--------------------------------------------------------------------------------
Signature

Deven Parekh/Managing Member
--------------------------------------------------------------------------------
Name/Title

Schedule 13D                                                       Page 14 of 15



JEFFREY HORING

May 6, 2003
--------------------------------------------------------------------------------
Date

*
--------------------------------------------------------------------------------
Signature

Jeffrey Horing
--------------------------------------------------------------------------------
Name/Title

SCOTT MAXWELL

May 6, 2003
--------------------------------------------------------------------------------
Date

*
--------------------------------------------------------------------------------
Signature

Scott Maxwell
--------------------------------------------------------------------------------
Name/Title

JERRY MURDOCK

May 6, 2003
--------------------------------------------------------------------------------
Date

*
--------------------------------------------------------------------------------
Signature

Jerry Murdock
--------------------------------------------------------------------------------
Name/Title

DEVEN PAREKH

May 6, 2003
--------------------------------------------------------------------------------
Date

/s/ Deven Parekh
--------------------------------------------------------------------------------
Signature

Deven Parekh
--------------------------------------------------------------------------------
Name/Title

Schedule 13D                                                       Page 15 of 15



PETER SOBILOFF

May 6, 2003
--------------------------------------------------------------------------------
Date

*
--------------------------------------------------------------------------------
Signature

Peter Sobiloff
--------------------------------------------------------------------------------
Name/Title

*BY:   /s/ Deven Parekh
       ---------------------------------------
       Deven Parekh

       ATTORNEY-IN-FACT